Exhibit 12.1

LEAP WIRELESS INTERNATIONAL, INC.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except for ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Computation of earnings:
Loss before income taxes, cumulative effect of change in accounting principle, accretion of redeemable non-controlling interests and distributions, net of tax, and equity in net (income) loss of investees, net	$(17,635)	$(38,212)	$(104,113)	$(201,300)	$(744,454)	$(62,502)	$(126,424)
Fixed charges	106,649	209,132	270,185	309,394	327,557	162,167	164,489
Capitalized interest, net of amounts amortized	(15,861)	(42,811)	(49,302)	(10,541)	12,606	6,304	6,410

Total earnings (losses)	$73,153	$128,109	$116,770	$97,553	$(404,291)	$105,969	$44,475

Computation of fixed charges:
Interest expense, including amounts capitalized	$78,047	$166,785	$210,952	$231,136	$243,377	$120,591	$120,742
Estimated interest expense portion of rent expense (1)	28,602	42,347	59,233	78,258	84,180	41,576	43,747

Total fixed charges	$106,649	$209,132	$270,185	$309,394	$327,557	$162,167	$164,489

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(33,496)	$(81,023)	$(153,415)	$(211,841)	$(731,848)	($56,198)	$(120,014)

(1)	One third of rent expense is deemed to be a reasonable approximation of the interest factor.